Schedule A

Limited Liability Companies and Portfolios Covered by the Amended and Restated Sub-Advisory Agreement

between

Fidelity Management & Research Company LLC

and

FMR Investment Management (UK) Limited

Name of Trust	Name of Portfolio	Type of Fund	Effective Date
Fidelity Central Investment Portfolios II LLC	Fidelity Inflation-Protected Bond Index Central Fund	Fixed-Income	03/01/2024
Fidelity Central Investment Portfolios II LLC	Fidelity International Credit Central Fund	Fixed-Income	03/01/2024
Fidelity Central Investment Portfolios II LLC	Fidelity Investment Grade Bond Central Fund	Fixed-Income	03/01/2024

Fidelity Management & Research Company LLC	FMR Investment Management (UK) Limited

By: /s/Christopher J. Rimmer	By: /s/Mark D. Flaherty
Name: Christopher J. Rimmer	Name: Mark D. Flaherty
Title: Treasurer	Title: Director

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